UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Date of Report (Date of earliest event reported): February 28th, 2011

Commission File no. 000-16008

DIAMANT ART CORPORATION
(Name of registrant)

6 Shields Court, Suite 203, Markham, Ontario, Canada, L3R 4S1
(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 905-477-0252

Class A Membership Interests, no par value (“Class A Interests”) of Diamant Art Corporation (Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)          [X]
Rule 12g-4(a)(2)          [   ]
Rule 12h-3(b)(1)(i)      [X]
Rule 12h-3(b)(1)(ii)     [   ]
Rule 15d-6                   [   ]

Approximate number of holders of record as of the certification or notice date:

196 registered shareholders,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Diamant Art Corporation

Date: February 28th, 2011	By: /s/ Matityaho Baumel
Matityaho Baumel
Director